SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

P-Com, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

693262107
(CUSIP Number)

November 1, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 4,646,610 shares, which constitutes approximately 13.0% of the 35,628,121 shares deemed outstanding pursuant to Rule 13d-3(D)(1).  Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 31,104,311 shares outstanding.

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CUSIP No. 693262107

1.     Name of Reporting Person:

           BBT Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  122,800
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  122,800
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           4,646,610 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 13.0% (2)

12.     Type of Reporting Person: PN
--------------
(1)  Represents shares of Common Stock obtainable upon conversion (at a conversion rate of one share of Common Stock per $2.10 of principal amount) of $9,500,000 principal amount of the Issuer's 7% Convertible Notes due 2005 (the "Notes").
(2)  Pursuant to Rule 13d-3(D)(1)(i), the number of shares deemed to be outstanding is 35,628,121.

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Item 1(a).     Name of Issuer.

The name of the issuer is P-Com, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 3175 S. Winchester Boulevard, Campbell, California 95008.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of BBT Fund, L.P., a Cayman Islands limited partnership ("Fund"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  BBT Genpar, L.P., a Texas limited partnership ("Genpar"), BBT-FW, Inc., a Texas corporation ("BBT-FW"), Clive Bode ("Bode") and Sid R. Bass ("Bass").  The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of Fund is Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.

The address of the principal business office or residence of Genpar, BBT-FW, Bode and Bass is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 693262107.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Person

Fund

Fund may, pursuant to Rule 13d-3(D)(1)(i) of the Act, be deemed to be the beneficial owner of 4,646,610 shares of the Stock, 4,523,810 of which shares are obtainable on conversion of $9,500,000 principal amount of the Notes, which shares constitute in the aggregate approximately 13.0% of the 35,628,121 shares of the Stock deemed to be outstanding under Rule 13d-3(D)(1).

Controlling Persons

Genpar

Because of its position as the managing general partner of Fund, Genpar may, pursuant to Rule 13d-3(D)(1)(i) of the Act, be deemed to be the beneficial owner of 4,646,610 shares of the Stock, which shares constitute approximately 13.0% of the 35,628,121 shares of the Stock deemed to be outstanding under Rule 13d-3(D)(1).

BBT-FW

Because of its position as the sole general partner of Genpar, BBT-FW may, pursuant to Rule 13d-3(D)(1)(i) of the Act, be deemed to be the beneficial owner of 4,646,610 shares of the Stock, which shares constitute approximately 13.0% of the 35,628,121 shares of the Stock deemed to be outstanding under Rule 13d-3(D)(1).

Bode

Because of his position as the sole director of BBT-FW, which is the sole general partner of Genpar, which is the managing general partner of Fund, Bode may, pursuant to Rule 13-3(D)(1)(i) of the Act, be deemed to be the beneficial owner of 4,646,610 shares of the Stock, which shares constitute approximately 13.0% of the 35,628,121 shares of the Stock deemed outstanding under Rule 13d-3(D)(1).

Bass

Because of his position as the sole stockholder of BBT-FW, which is the sole general partner of Genpar, which is the managing general partner of Fund, Bass may, pursuant to Rule 13-3(D)(1)(i) of the Act, be deemed to be the beneficial owner of 4,646,610 shares of the Stock, which shares constitute approximately 13.0% of the 35,628,121 shares of the Stock deemed outstanding under Rule 13d-3(D)(1).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Fund

Fund has the power to vote or to direct the vote and to dispose or to direct the disposition of 122,800 shares of the Stock.

Controlling Persons

Genpar

As the managing general partner of Fund, Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 122,800 shares of the Stock.

BBT-FW

As the sole general partner of Genpar, the managing general partner of the Fund, BBT-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 122,800 shares of the Stock.

Bode

As the sole director of BBT-FW, which is the sole general partner of Genpar, the managing general partner of the Fund, Bode has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 122,800 shares of the Stock.

Bass

As the sole stockholder of BBT-FW, which is the sole general partner of Genpar, which is the managing general partner of Fund, Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 122,800 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     November 12, 2002

BBT FUND, L.P. By: BBT Genpar, L.P., general partner By: BBT-FW, Inc., general partner By: /s/ W.R. Cotham W.R. Cotham, Vice President